UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-30698

SINA Corporation

(Registrant’s Name)

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RESIGNATION OF MR. TONG CHEN

Mr. Tong Chen, Executive Vice President of SINA Corporation (the “Company”), has recently resigned from his position for personal reasons.  Mr. Chen’s resignation is effective immediately and will remain as a consultant to the Company through October 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION

Date: October 22, 2014	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

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